

07007073

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRH Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, NE, Suite 1125
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug McCartney 404-835-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRH Partners, LLC, as of July 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director / Chief Financial Officer / Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Charli LeGette
My Commission Expires
NOTARY
PUBLIC
June 7, 2010
Cherokee County, Georgia

VRH PARTNERS, LLC

FINANCIAL STATEMENTS

MAY 31, 2007

VRH PARTNERS, LLC

Table of Contents

May 31, 2007



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Managers and Members
VRH Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of VRH Partners, LLC as of May 31, 2007, and the related statements of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VRH Partners, LLC as of May 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

July 27, 2007

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF International.

VRH PARTNERS, LLC

Statement of Financial Condition

May 31, 2007

Assets

Cash and cash equivalents	$	2,568,566
Accounts receivable		27,261
Prepaid expenses and other assets		52,115
Note receivable		500,000
Interest receivable		4,603
Deposits		64,346
Property and equipment, net		123,858
Total Assets	$	3,340,749

Liabilities and Members' Equity

Accounts payable	$	21,115
Accrued bonuses		340,500
Accrued vacation		35,004
Accrued supervisory fees		51,500
Dividends payable		169,733
Deferred revenue		212,500
Deferred rent		40,263
Capital lease obligation		52,119
Total liabilities		922,734
Commitments and contingencies		-
Members' Equity:		
Series A contingently redeemable preferred units (no par value; 120 units authorized, issued, and outstanding)		2,841,847
Common units, no par value; 650,000 units authorized, 500,000 units issued, and outstanding		-
Additional paid-in capital		448,698
Accumulated deficit		(872,530)
Total members' equity		2,418,015
Total Liabilities and Members' Equity	$	3,340,749

See notes to financial statements.

VRH PARTNERS, LLC

Statement of Operations

For the Year Ended May 31, 2007

Financial advisory fees	$ 1,522,697
Operating expenses:	
Employee compensation and benefits	1,566,312
Rent	141,976
Legal and professional	135,910
Travel	93,346
Supervisory services fee	82,750
Advertising	60,731
Insurance	49,824
Depreciation and amortization	34,145
Other operating expenses	317,662
Total operating expenses	2,482,656
Operating loss	(959,959)
Other income (expense):	
Interest expense	(5,072)
Interest income	86,001
Other income	6,500
Total other income	87,429
Net loss	$ (872,530)

See notes to financial statements.

VRH PARTNERS, LLC

Statement of Members' Equity

For the Year Ended May 31, 2007

	Series A Preferred		Common		Additional Paid-in	Accumulated	
	Units	Amount	Units	Amount	Capital	Deficit	Total
Balance, June 1, 2006 (date of inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Series A Contingently Redeemable Preferred Units	120	2,841,847	-	-	-	-	2,841,847
Issuance of common units	-	-	500,000	-	500,000	-	500,000
Issuance of common unit warrants	-	-	-	-	142,011	-	142,011
Accretion of Series A preferred units	-	-	-	-	(23,580)	-	(23,580)
Accrued dividends on Series A preferred units	-	-	-	-	(169,733)	-	(169,733)
Net loss	-	-	-	-	-	(872,530)	(872,530)
Balance, May 31, 2007	120	$ 2,841,847	500,000	$ -	$ 448,698	$ (872,530)	$ 2,418,015

See notes to financial statements.

VRH PARTNERS, LLC

Statement of Cash Flows

For the Year Ended May 31, 2007

Cash flows from operating activities:	
Net loss	$ (872,530)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	34,145
Straight-line rent adjustment	40,263
Changes in assets and liabilities:	
Accounts receivable	(27,261)
Prepaid expenses and other assets	(52,115)
Note receivable	(500,000)
Interest receivable	(4,603)
Deposits	(64,346)
Accounts payable	21,115
Accrued bonuses	340,500
Accrued vacation	35,004
Accrued supervisory fees	51,500
Deferred revenue	212,500
Net cash used in operating activities	(785,828)
Cash flows from investing activities:	
Acquisition of property and equipment	(47,849)
Net cash used in investing activities	(47,849)
Cash flows from financing activities:	
Payments on capital lease obligation	(58,035)
Issuance of common units	500,000
Issuance of Series A preferred units, net of issuance costs	2,960,278
Net cash provided by financing activities	3,402,243
Net increase in cash	2,568,566
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 2,568,566

See notes to financial statements.

VRH PARTNERS, LLC

Statement of Cash Flows - Continued

Year Ended May 31, 2007

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest on capital lease obligation	$ 5,072

Supplemental Disclosure of Noncash Investing and Financing Transactions:

Allocation of proceeds from the issuance of the Series A preferred units to common unit warrants	$ 142,011
Accretion of Series A preferred units to their redemption value	$ 23,580
Accrued dividends on Series A preferred units	$ 169,733
Equipment acquired under a capital lease	$ 110,154

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

VRH Partners, LLC, a limited liability company, (the Company) was formed in the State of Georgia on June 1, 2006. The Company is an investment bank focused on providing merger and acquisition services to middle-market companies and private equity firms. VRH Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the National Association of Securities Dealers (NASD).

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Cash and cash equivalents

Cash and cash equivalents include cash on hand and cash invested in short-term securities which have original maturities of less than 90 days.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write off experience by industry and other economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has reviewed the accounts receivable at May 31, 2007 and determined that an allowance for doubtful accounts is not needed at that date.

Note 1 - Description of business and summary of significant accounting policies - continued:

Property and equipment

Property and equipment are stated at cost. Equipment under capital leases are stated at the lower of fair value or present value of minimum lease payments at the date of acquisition.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment range from three to seven years. Equipment held under capital leases are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Revenue recognition and deferred revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period can not be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time.

Revenue includes reimbursements of travel and out-of-pocket expenses in accordance with EITF 01-14, *Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred.*

Deferred rent

Deferred rent represents the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Note 1 - Description of business and summary of significant accounting policies - continued:

Contingently redeemable Series A preferred units

During fiscal 2007, the Company issued 120 contingently redeemable Series A preferred units for $3,000,000. The issuance has been reviewed and analyzed in accordance with SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* (SFAS 150). As more fully described in Note 6, the Series A preferred units are contingently redeemable at the option of the holders on or after the fifth anniversary of the issuance of the Series A preferred units. The carrying value of contingently redeemable Series A preferred units is increased by periodic accretion to account for issuance costs and the allocation of proceeds to the common unit warrants. These increases are effected through charges against additional paid-in capital.

Advertising expense

The Company expenses all advertising costs as incurred. Advertising costs were $60,731 for the year ended May 31, 2007.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal income tax purposes. The income and losses of the Company are included in the members' personal income tax returns. Consequently, the Company's income or loss is presented without a provision or credit for federal and state income taxes. The Company's income or loss is allocated to members in accordance with the operating agreement.

Concentration of credit risk

The Company maintains its cash in accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of recently issued statements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements in which the FASB previously concluded that fair value is the relevant measurement attribute. The new statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 will become effective in the first quarter of 2008. The Company does not expect there will be a material impact from the adoption of this statement on its results of operations or financial position.

Note 2 - Note receivable:

In connection with a merger and acquisition advisory engagement, the Company received a fee which included a $500,000 note receivable. The note provides for interest to accrue at a fixed rate of 12% per annum with principal and accrued interest due on November 4, 2007.

Note 3 - Property and equipment:

Property and equipment consists of the following at May 31, 2007:

Office equipment	$	137,321
Furniture and fixtures		20,682
		158,003
Less accumulated depreciation and amortization		(34,145
	$	123,858

At May 31, 2007, the Company had office equipment under capital lease with a cost basis of approximately $110,000 and accumulated amortization of $30,598. Amortization expense is included in depreciation and amortization in the statement of operations for the year ended May 31, 2007.

Note 4 - Deferred rent and rentals under operating leases:

The Company's office lease provides for rent deferrals and contains escalations in rental payments over the term of the lease and expires on October 31, 2010. The Company recognizes rent expense on a straight-line basis over the lease term. Deferred rent represents the cumulative difference between the rent expense recognized on the straight-line basis and actual rent paid.

A summary of deferred rent as of May 31, 2007 is as follows:

Rent expense recognized on a straight-line basis since the inception of the lease	$	133,095
Rent paid since the inception of the lease		92,832
	$	40,263

Note 4 - Deferred rent and rentals under operating leases - continued:

Rent expense under operating leases was $141,976 for the year ended May 31, 2007. The future minimum lease payments under a non-cancelable operating lease at May 31, 2007 is as follows:

Year ending May 31,		
2008	$	181,749
2009		187,202
2010		192,818
	$	561,769

Note 5 - Capital lease obligation:

The Company leases equipment under a non-cancelable capital lease expiring in July 2009. The following is a schedule by years of future minimum rentals under the capital lease, together with the present value of the net minimum lease payments as of May 31, 2007:

Year ending May 31,		
2008	$	47,372
2009		7,895
Total minimum lease payments		55,267
Amounts representing interest		(3,148)
	$	52,119

Note 6 - Contingently redeemable Series A preferred units and common stock warrants:

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Note 6 - Series A preferred units and common stock warrants - continued:

Redemption feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders may redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the preferred units, the Company may redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date.

Dividends

Holders of the Series A Preferred Units are entitled to receive a preferred return of 8% per unit per annum. The preferred return is payable in cash or in kind at the discretion of the Board of Members. Such dividends accrue whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. As of May 31, 2007, $169,733 was accrued related to the preferred return due the holders of the Units.

Warrants

The Company has issued common stock warrants ("Warrants") to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2007, there were a total of 150,000 warrants issued and outstanding; these warrants are exercisable immediately and expire ten years after the issuance. There were no warrants exercised during the year ended May 31, 2007.

Summary of Certain Preferred Stock and Warrant Accounting

Gross proceeds from the issuance of the Series A Preferred Units of $3,000,000 was reduced by a total of $181,732, including $142,010 representing the value allocated to the Warrants and $39,722 representing issuance costs. The gross proceeds were allocated between the Series A Preferred Units and the Warrants based on the relative fair values of each. The Company used the Black-Scholes-Merton formula to estimate the calculated value of its Warrants with the following assumptions: (a) volatility of 33.97%, (b) expected term of ten years, (c) dividend yield of 0.0%, and (d) a risk free rate of 4.74%. The Company does not

Note 6 - Series A preferred units and common stock warrants - continued:

Summary of Certain Preferred Stock and Warrant Accounting - continued

have a history of unit trades that would allow them to determine the volatility of their units nor do they have market comparable companies that could be used as a surrogate. Therefore, the volatility assumption used in the Black-Scholes-Merton formula was based on the Investment Services Small Cap Index. The Company calculated the volatility of that index using the daily closing total returns for that index for ten years immediately prior to the date of the issuance of the warrants. The expected term of the Warrants represents the period of time the Warrants are expected to be outstanding. The dividend yield is an estimate of the expected dividend yield on the Company's common units. The risk-free rate is based on U.S. Treasury yields in effect at the time of issuance of the Warrants and the related term outstanding. The Company accretes the carrying value of the Series A Preferred Units to the estimated redemption price over the estimable period in which the Series A Preferred Units will be outstanding. The accretion for the year ended May 31, 2007 was $23,580 and was charged to additional paid-in capital.

Note 7 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2007, the Company had net capital of $1,645,832, which was $1,530,491 in excess of its required net capital of $115,341. The Company's net capital ratio was 0.56 to 1 at May 31, 2007.

Note 8 - Representative agreement:

During 2006, the Company entered into a fully-disclosed representative agreement (Agreement) with an unaffiliated registered broker-dealer (BD) and a member of the NASD (BD). In accordance with the terms of the Agreement, BD was to provide supervisory services related to the Company's merger and acquisition and private capital placement services until such time as the Company became a registered broker-dealer and a member of the NASD. The Agreement provided for 5% of fees received by the Company to be remitted to the BD. The Agreement terminated on May 18, 2007 in conjunction with the Company becoming a registered broker-dealer and a member of NASD. As of May 31, 2007, the Company had accrued $51,500 in supervisory fees due to the BD.

Note 9 - Benefit plan:

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. The Company made contributions of $20,025 to the Plan for the year ended May 31, 2007. There were no employer contributions due and payable as of May 31, 2007.

Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon.

Note 10 - Related party transactions:

Three investors holding the Company's Series A Preferred Units are partners at a law firm (the Firm). The Firm provided legal services related to the initial organization and preferred unit offerings of the Company. The Company paid $83,221 to the Firm for the year ended May 31, 2007.

One investor holding the Company's Series A Preferred Units is a shareholder in a specialty retail business ("Specialty Retailer"). In May 2007, the Specialty Retailer engaged the Company as its financial advisor. As of May 31, 2007, the Company had recorded $20,000 as deferred revenue relating to an up-front, non-refundable retainer.

Note 11 - Major clients:

For the year ended May 31, 2007, the Company had two clients who accounted for approximately 94% of the revenue.

Note 12 - Subsequent event:

The Company acted as the exclusive financial advisor in the sale of a client to a third party. The transaction closed on July 2, 2007. The Company received cash fees of $1,520,000 for its advisory services and $8,454 for reimbursement of travel and out-of-pocket expenses.

SUPPLEMENTAL INFORMATION

VRH PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended May 31, 2007

COMPUTATION OF NET CAPITAL

Total members' equity from statement of financial condition	$ 2,418,015
Deduct amounts not allowable for net capital	-
Total members' equity qualified for net capital	2,418,015
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other deductions or allowable credits	-
Total capital and allowable subordinated borrowings	2,418,015
Deductions and/or charges:	
Total non-allowable assets	(772,183)
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	1,645,832
Haircuts on securities	-
Net capital	$ 1,645,832

See independent auditors' report.

VRH PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

For the Year Ended May 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	922,734
Add:		
Other unrecorded amounts		-
Total aggregate indebtedness	$	922,734

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	115,341
Minimum dollar requirement	$	5,000
Net capital requirement	$	115,341
Excess net capital	$	1,530,491
Excess net capital at 1000%	$	1,553,558
Percentage of aggregate indebtedness to net capital		56 %

There are no material differences between the net capital amount in this schedule and the Company's original unaudited filing of Part II A of the Focus report.

See independent auditors' report.

VRH PARTNERS, LLC

Schedule 2: Exemption from SEC Rule 15c3-3

May 31, 2007

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers and Members
VRH Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of VRH Partners, LLC (the Company) for the year ended May 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 27, 2007

Frazier & Deeter, LLC

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